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                              November 27, 2023

       Kazusa Esaki
       Chief Executive Officer
       BloomZ Inc.
       Toyo Recording 1F, 4-5-19 Akasaka
       Minato-ku, Tokyo 107-0052
       Japan

                                                        Re: BloomZ Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-275223

       Dear Kazusa Esaki:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Corporate History and Structure, page 34

   1. We note your response to comment 6. To provide additional context to investors, please expand your disclosure
in this section to explain the issuance of shares to the 12 investors in BloomZ Japan and the
subsequent acquisition of such shares by BloomZ Cayman.
       Results of Operations, page 36

   2. We note your response to comment 7. We also note your disclosure that your business
                                                        "was substantially and
adversely affected during the fiscal years ended September 30,
                                                        2022 and 2021." Please
expand your disclosure to describe the substantial and adverse impact of COVID-19 on
your results of operations during those periods to provide
                                                        additional context to
investors as to why the results changed in the six month period ended
                                                        March 31, 2023.
 Kazusa Esaki
BloomZ Inc.
November 27, 2023
Page 2
Business
Our Competitive Strengths
Strong Support from a Large Video-Game Producing Company, page 47

3. We note your response to comment 8 and your disclosure regarding the voice actors from your company who have been featured in recent CyberStep video games. We also note your disclosure that the video games produced by CyberStep are "exclusively suitable for
         [your] collaborating voice actors and affiliated VTubers with specific teams" but that
         CyberStep does not enter into agreements with your voice actors and affiliated VTubers on an exclusive basis and instead takes into account CyberStep's specific needs before entering into service agreements "from time to time." Please revise your disclosure to clarify or remove the disclosure implying CyberStep games are exclusively suitable for your voice actors and affiliated VTubers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameKazusa Esaki                               Sincerely,
Comapany NameBloomZ Inc.
                                                             Division of
Corporation Finance
November 27, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName